Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
(in thousands)

						Three Months Ended
	Years Ended July 31,					October 31,

	1999	2000	2001	2002	2003	2002	2003

Earnings
Income before cumulative effect of change in accounting principle	$61,271	$60,507	$34,206	$12,878	$14,175	$329	$277
Income tax provision	29,745	35,536	20,091	6,343	3,724	155	149

Earnings	91,016	96,043	54,297	19,221	17,899	484	426

Fixed Charges
Interest expense	1,772	21,169	22,195	16,255	27,985	5,504	9,876
Portion of rental expense representative of interest factor	705	1,113	2,082	3,030	3,034	657	808

Fixed charges	2,477	22,282	24,277	19,285	31,019	6,161	10,684

Capitalized interest	—	(580)	—	—	—	—	—

Earnings before income tax provision and fixed charges	$93,493	$117,745	$78,574	$38,506	$48,918	$6,645	$11,110

Ratio of earnings to fixed charges	37.7x	5.3x	3.2x	2.0x	1.6x	1.1x	1.0x